

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

May 4, 2010

Via U.S. Mail and Fax

Mr. Adrian Sarbu
President and Chief Executive Officer
Central European Media Enterprises LTD.
Mintflower Place, 4<sup>th</sup> floor, Par La Ville Rd
Hamilton, Bermuda HM 08 Bermuda

  Re: Central European Media Enterprises LTD.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 24, 2010
    File No. 0-24796

Dear Mr. Sarbu:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

VI. Critical accounting policies and estimates

Impairment of goodwill, indefinite lived assets and long-lived assets, page 105

1.  We note that goodwill represents 39% or more of your assets as of December 31, 2009 and that 82% of the goodwill is attributed to the Czech Republic reporting unit.  We also note your disclosures on page 107 that an adverse change of less than 10% in the Czech Republic reporting unit will result in impairment.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.  Specifically, please disclose the following information for the Czech Republic reporting unit if at risk of failing step one of the goodwill impairment test:

    - Percentage by which fair value exceeded carrying value as of the most recent step-one test
    - Amount of goodwill allocated to the unit
    - Description of the methodology used to determine fair value
    - Description of key assumptions used and how the key assumptions were determined
    - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Note 15. Income taxes, page 161

2.  We note that income (loss) from continuing operations before income taxes includes $130,185,000 income attributable to your domestic operations and $240,923,000 loss attributable to your foreign operations.  We also note that the $3,196,000 total tax benefit for 2009 consists primarily of a $19,003,000 current foreign income tax provision and a $22,565,000 million deferred tax benefit.  Tell us and discuss in your MD&A,  the reasons for the significant difference between your taxable income and GAAP operating income for your

domestic operations. Also, tell us and quantify in your MD&A, the impact that the jurisdictional differences in tax rates as noticed in your reconciliation of the effective income tax rate on page 163, had in your 2009 current and deferred total income tax benefit of $3,193,000. Provide us with your proposed disclosure.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon (202) 551-3351or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director